UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C-AR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
✔ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Solutions Vending International, Inc.

Legal status of issuer
    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    October 1, 2012

Physical address of issuer
1275 Kinnear Road Columbus, OH 43212

Website of issuer
http://www.popcom.shop

Current number of employees
12


April 20, 2019

FORM C-AR




This Form C-AR, including the cover page and all exhibits attached hereto (this "*Form C-AR*"), is being furnished by Solutions Vending International, Inc. d/b/a PopCom, a Delaware Corporation (the "*Company*" or "*PopCom*" as well as references to "*we*," "*us*," or "*our*") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("*SEC*").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 *et seq*.) which requires that it must file a report with the Commission annually and post the report on its website at http://popcom.shop no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 20, 2019, except as otherwise expressly stated in any section hereunder.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form CAR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, except as otherwise expressly stated in any section hereunder, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

§ 227.201(a) – SUMMARY
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. The Company is a Delaware corporation, formed on October 1, 2012, and is located at 1275 Kinnear Road Columbus, OH 43212. The Company's website is http://popcom.shop. The information available on or through our website is not a part of this Form C-AR.

§ 227.201(b) – OFFICERS AND DIRECTORS
Dawn Dickson, Founder, CEO and Sole Director. Dawn is a serial entrepreneur with over 16 years in business development. She's launched four successful cash flow positive companies since 2002, her most recent ventures Flat Out of Heels, a women's footwear product, and PopCom, a software company for self-service retail. Dawn has received numerous awards and accolades for her business savvy and pitching skills taking home top prize in many national pitch competitions. As an entrepreneur Dawn has been invited to speak on numerous panels and workshops and featured in countless media outlets including Forbes, Huffington Post, Essence Magazine, Ebony.com, Women's World Daily, CNBC/Yahoo, MSNBC and on the cover of Black Enterprise. Dawn received her B.A. in Journalism from The Ohio State University and studied Information Technology at Devry. Additionally, Dawn has been selected to participate in some of the nation's top accelerator programs for entrepreneurs including NewME, Canopy Boulder, and Techstars and is recognized as one of the nation's top entrepreneurs. Dawn has been the CEO and founder of PopCom since October 2012.

> *3-year Employment/Business History*
> PopCom *Founder & CEO* (full-time)   Since Inception
> Flat Out of Heels, LLC, *Founder* (part-time, 1-5 hrs/week)   Since Inception

§ 227.201(c) – BENEFICIAL OWNERS OF MORE THAN 20% OF THE VOTING POWER
Ms. Dawn Dickson currently holds more than 20% of the voting power. For a detailed description of ownership and voting rights, see "§ 227.201(m) – Capital Structure; Ownership" below.

§ 227.201(d) – THE BUSINESS
PopCom is an automated retail technology company with a software solution for self-service retail. PopCom uses computer vision, facial recognition, and machine learning to collect customer data at the point-of-sale of vending machines and kiosks including customer age, gender, emotion, engagement, and calculate sales conversion rates. The PopCom white label analytics solution will soon be available to be integrated into new and existing vending machines. PopCom plans to utilize blockchain technology to manage customer data securely and enable the compliant sale of regulated products including cannabis, pharmaceuticals, and alcohol from a vending machine. The Company plans to deploy our software in machines in venues including airports, malls, conference facilities, college campuses, and cannabis dispensaries.

PopCom's current products and their stage of development are listed below:

- PopShop Kiosks: Two fully functioning prototypes have been created. The kiosks are ready for full production when the company reaches its minimum order quantity to begin production (25 machines).
- PopCom API: Fully functioning, still under active development. We are always working to improve the accuracy of the facial recognition software and always taking bids from new service suppliers to improve cost efficiency.
- PopCom White Label: Under initial development. We anticipate our first integrations with the first of Kiosk Information Systems' existing customers to begin Q2 2019. Currently our software development team is working closely with the Kiosk Information Systems team on building out core infrastructure and APIs to easily interface with their existing machines.

Sales, Supply Chain, & Customer Base

The primary customer of PopCom are: i) vending machine and kiosk manufacturers who integrate the PopCom white label solution into their kiosks to collect data; ii) regulated retailers (e.g. Cannabis dispensaries, pharmacies, etc.) seeking an automated solution to dispense products while remaining compliant; and iii) retail/CPG brands seeking a new direct to customer solution to sell and sample products and generate leads using vending machines and kiosks.

Competition

We believe PopCom's existing technology is unmatched in terms of CRM capabilities, consumer engagement, remote monitoring, and live storefront updates. The Company plans to develop the first ID verification system using facial recognition and blockchain for the self-service retail industry. There are no automated retail companies that are currently in market facilitating the sale of regulated products using blockchain, while maintaining privacy, security, and compliance.

Liabilities and Litigation

PopCom is currently not a party to or involved in any litigation or the threat thereof.

§ 227.201(e) – EMPLOYEES

The Company currently employs 12 people.

§ 227.201(f) – RISK FACTORS

These are the principal risks related to the Company and its business:

- **Risks associated with intellectual property.** The Company will rely on a combination of patent applications, copyrights, trademarks, and confidentiality, material data transfer, license and invention assignment agreements to protect its current and future intellectual property portfolio. There can be no assurances as to the degree of protection offered by any intellectual property issued to or licensed by the Company. The defense and prosecution of intellectual property suits may be both costly and time consuming even if the outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require the Company to cease selling certain of its products. The Company will also rely on proprietary technology and there can be no assurance that others may not independently develop the same or similar technology, or otherwise obtain access to the Company's proprietary technology. There can be no assurance that confidentiality agreements entered into by the Company's employees and consultants, advisors and collaborators will provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information. Any patents that may be issued to the Company might be challenged by third parties as being invalid or unenforceable, or third parties may independently develop similar or competing technology. The patent law in foreign jurisdictions and how the patent law is applied in foreign jurisdictions may or may not be more favorable to the Company, but there are no assurances provided regarding the Company's ability to enforce its non-United States patents or to obtain foreign patents directed to its current and planned future products. The Company cannot be certain that the steps it has taken will prevent the misappropriation and use of its intellectual property, particularly in foreign countries where the laws may not protect its proprietary rights as fully as in other jurisdictions.

- **This is a new company with limited information and track record.** The Company is a new company with new clients and early revenues. If you are investing in this Company, it is because you believe the following characteristics about the Company in its current or future state: the Company's products have merit; that the Company will be able to secure the intellectual property rights to the Company's technology and that the Company will secure the exclusive marketing and manufacture rights to the Company's technology; that the Company will be able to successfully market, manufacture and sell their products; and that the Company can price its products competitively and sell enough such that the Company will succeed. The Company has yet to ship any products and they plan to market products that have no commercial contemporaries. Further, the Company has not turned a profit and there is no assurance that we will ever be profitable.

- **Our valuation is based on market estimates.** Our Company valuation is based on comparables but there is no absolute value that has been determined.

- **Terms of subsequent financing may adversely impact your investment.** The Company will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment, including a lower purchase price.

- **Terms of subsequent borrowing may adversely impact the Company and thus your investment.** We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

- **The Company's management will have broad discretion over the use of the proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the Company's capital. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **Risk of limited transferability and liquidity.** Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our Common Stock. No public market exists for our Common Stock and no market is expected to develop.

- **Projections and forward-looking statements are estimates and are subject to change.** Any projections or forward-looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- **No assurance of investment return.** All investments risk the loss of capital. No guarantee or representation can be made that the Company will achieve its investment objective or will not incur substantial losses. The Company's management cannot provide assurance that the Company will be able to generate returns for any ultimate purchaser of interests (the "*Investors*") or that the returns will be commensurate with the risks of investing in the type of companies and transactions described herein. There can be no assurance that any investment will receive any distribution from the Company. Accordingly, an investment in the Company should only be considered by persons who can afford a loss of their entire investment.

- **Dependence on key personnel and relationships.** The Company's success depends largely on the skills, experience and performance of key members of its management team. The efforts of each of these persons will be critical as the Company continues to develop its technology and test offerings and as it transitions to a company with multiple commercialized products. If it were to lose one or more of these key employees, the Company may experience difficulties in competing effectively, or developing its technologies.

- **The Company is subject to complex regulation.** The Company's business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm the Company's business.

- **The Company faces intense competition.** The Company's potential competitors include vending machine manufacturers, pharmaceutical companies, cannabis companies, alcohol companies, tobacco companies, lottery organizations, consortium organizations, special vendors, academic institutions, government agencies and research institutions. Many of its potential competitors have substantially greater financial, technical and human resources than the Company currently does. Accordingly, the Company's competitors may be more successful than the Company may be in obtaining widespread market acceptance.

- **Failure of information technology or telecommunications systems could harm our business.** The Company depends on information technology, or IT, and telecommunications systems for significant aspects of its operations. In addition, its third-party distribution partners and service partners are dependent upon telecommunications and data systems provided by outside vendors and information these partners receive from us on a regular basis. These IT and telecommunications systems support a variety of business and product development functions. Failures or significant downtime of its IT or telecommunications systems or those used by its third-party service providers could prevent the Company and/or its third-party service partners from providing or maintaining its services to clients, users, and vendors, conducting research and development activities, and managing the administrative aspects of its business. Any disruption or loss of IT or telecommunications systems on which critical aspects of its operations depend could have an adverse effect on its business and its product revenues.

- **Voting rights.** Except for matters prescribed by law, which all shareholders have a right to vote on, all voting shares (i.e., Class B Common Stock) are held by the CEO, Ms. Dawn Dickson, which means shareholders of any other class of capital stock will have limited control over matters concerning the Company.

§ 227.201(m) – CAPITAL STRUCTURE; OWNERSHIP.
The aggregate number of shares of all classes of stock that the Company has authorization to issue is 50,000,000 of which 30,000,000 shares are Class A Common Stock (non-voting shares) and 20,000,000 shares are Class B Common Stock (voting shares). The following table represents the ownership as of the date hereof:

Investor	Class A Common Stock	Class B Common Stock	Total Common Stock	Voting Percentage	Ownership Interest (%) (Against Outstanding Stock)	Warrants & Options	Fully Diluted Total Common Stock	Ownership Interest (%) (Fully Diluted Basis)
Backstage Capital	200,000	-	200,000	0.00%	0.46%	-	200,000	0.42%
Backstage Capital	110,000	-	110,000	0.00%	0.25%	-	110,000	0.23%
BART Partners	70,000	-	70,000	0.00%	0.16%	-	70,000	0.15%
BART Partners	110,000	-	110,000	0.00%	0.25%	-	110,000	0.23%
Brackeen, Brian	205,000	-	205,000	0.00%	0.47%	-	205,000	0.43%
Burks, Jewel	45,000	-	45,000	0.00%	0.10%	-	45,000	0.09%
CB3	3,444,100	-	3,444,100	0.00%	7.86%	-	3,444,100	7.27%
Dickson, Dawn	-	20,000,000	20,000,000	100.00%	45.65%	-	20,000,000	42.21%
Clay, Derrick	100,000	-	100,000	0.00%	0.23%	-	100,000	0.21%
Holliday, Aisha	30,000	-	30,000	0.00%	0.07%	-	30,000	0.06%
McMartin, Mary	299,925	-	299,925	0.00%	0.68%	-	299,925	0.63%
Korinko, Jared	375,000	-	375,000	0.00%	0.86%	-	375,000	0.79%
Stroud, Marcus	3,640,000	-	3,640,000	0.00%	8.31%	-	3,640,000	7.68%
Techstars	1,245,000	-	1,245,000	0.00%	2.84%	-	1,245,000	2.63%
Tech Stars	1,880,000	-	1,880,000	0.00%	4.29%	-	1,880,000	3.97%
Jumpstart	1,143,687	-	1,143,687	0.00%	2.61%	-	1,143,687	2.41%
Smith, Dwight (SAFE)	43,641	-	43,641	0.00%	0.10%	-	43,641	0.09%
LOUD Capital	441,264	-	441,264	0.00%	1.01%	-	441,264	0.93%
NCT	2,907,881	-	2,907,881	0.00%	6.64%	-	2,907,881	6.14%
Rev1	668,688	-	668,688	0.00%	1.53%	-	668,688	1.41%
Rev1	-	-	-	0.00%	0.00%	668,688	668,688	1.41%
Crowdfunding Vehicle	*5,944,444*	-	5,944,444	0.00%	13.57%	-	5,944,444	12.55%
Option Pool	-	-	-	0.00%	0.00%	2,906,000	2,906,000	6.13%
Begley, Crystal	250,000	-	250,000	0.00%	0.57%	-	250,000	0.53%
Hoffman, Jeff	250,000	-	250,000	0.00%	0.57%	-	250,000	0.53%
Malaihollo, Natasia	203,000	-	203,000	0.00%	0.46%	-	203,000	0.43%
McCulloch, Alexa	203,000	-	203,000	0.00%	0.46%	-	203,000	0.43%
TOTALS:	**23,809,630**	**20,000,000**	**43,809,630**	**100.00%**	**100.00%**	**3,574,688**	**47,384,317**	**100.00%**

CLASS A COMMON STOCK

Voting Rights
Except as required by law, the Class A Common Stock and/or Common Security Token will have no voting rights and no holder thereof shall be entitled to vote on any matter or take any written action.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class A Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by   loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Deemed Liquidation Events

Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***":

- a merger or consolidation in which
  - the Corporation is a constituent party or
  - a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation or (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such   subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

Effecting a Deemed Liquidation Event
The Corporation shall not have the power to effect a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction (the "***Merger Agreement***") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation.

Amount Deemed Paid or Distributed
The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event.

Allocation of Escrow and Contingent Consideration
In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation after taking into account the previous payment of the Initial Consideration as part of the same transaction.

Rights and Preferences
The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, and any additional classes of preferred stock that we may designate in the future.

CLASS B COMMON STOCK

Voting Rights
Each holder of shares of Class B Common Stock will be entitled to one vote for each share of Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

Dividend Rights
Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class A Common Stock are entitled to receive ratably such dividends

as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by   loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Deemed Liquidation Events.

Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***":

o   a merger or consolidation in which
- the Corporation is a constituent party or
- a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by   voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation or (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

Effecting a Deemed Liquidation Event.
The Corporation shall not have the power to effect a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation.

Amount Deemed Paid or Distributed
The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event.

Allocation of Escrow and Contingent Consideration.
In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation after taking into account the previous payment of the Initial Consideration as part of the same transaction.

Rights and Preferences
The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, any additional classes of preferred stock that we may designate in the future.

Minority Holder
As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution
Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in

number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer
The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

1. to the Company;
2. to an accredited investor;
3. as part of an offering registered with the SEC; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

§ 227.201(p) – INDEBTEDNESS
The Company does not have any debt issued as of the date hereof.

§ 227.201(q) – PREVIOUS EXEMPT OFFERINGS
The Company has engaged in multiple exempt offerings, all of which were either equity instruments or instruments convertible into equity. The following represents all previous exempt offerings:

Exemption Relied Upon	Shares Sold	Price Per Share		Amount Raised		Closing Date
Regulation D	3,444,100	$	0.0087	$	30,000	10/31/17
Regulation D	1,880,000	$	0.0106	$	20,000	6/15/17
Regulation D	3,640,000	$	0.0250	$	91,020	6/5/17
Regulation D	1,245,000	$	0.0852	$	106,041	7/21/17
Regulation D	2,805,000	$	0.0956	$	268,082	4/19/19
Regulation D	668,688	$	0.0799	$	53,418	12/6/17
Regulation D	1,100,000	$	0.0959	$	105,438	3/18/18
Regulation D	425,000	$	0.1276	$	54,241	3/28/18
Regulation D	1,069,940	$	0.1916	$	204,999	6/28/19
Regulation D	70,000	$	0.2237	$	15,662	11/15/17
Regulation D	45,000	$	0.2222	$	10,000	10/23/17
Regulation D	30,000	$	0.2231	$	6,692	8/16/17
Regulation D	200,000	$	0.2265	$	45,296	9/3/18
Regulation D	220,000	$	0.2273	$	50,000	5/10/17
Regulation D	42,023	$	0.2553	$	10,729	11/3/17
Regulation Cf	5,944,444.00	$	0.1800	$	1,070,000	4/19/20
Totals:	**22,829,195**			**$**	**2,141,618**	

All funds raised are for general corporate purposes in furtherance of the Company's business.

§ 227.201(r) – RELATED PARTY TRANSACTIONS
In 2018, the CEO donated 5,000,000 shares of Class B common stock back to the Company.

§ 227.201(s) – DISCUSSION OF THE COMPANY'S FINANCIAL CONDITION
For a detailed discussion of the Company's financial conditions, please see audit report attached hereto as Exhibit "**A**." Any information contained therein is current as the date thereof.

§ 227.201(t) – DISCUSSION REGARDING AMOUNTS RAISED UNDER REGULATION CROWDFUNDING
For a detailed discussion regarding amounts raised under Regulation Crowdfunding, please see audit report attached hereto as Exhibit "**A**." Any information contained therein is current as the date thereof.

§ 227.201(x) – REGULATORY INFORMATION

The Company failed to comply with the requirements of Regulation Crowdfunding by not filing this Form C-AR within 120 days of its fiscal year-end. The submission of this Form C-AR seeks to rectify such failure.

§ 227.201(y) – SUPPLEMENTAL INFORMATION

Please see audit report attached hereto as Exhibit "**A**" for any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. Any information contained therein is current as the date thereof.

I, Dawn Dickson, the CEO of Solutions Vending International, Inc., hereby certify that the financial statements of Solutions Vending International, Inc. and notes thereto for the periods ending December 2018 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of March 16, 2020.

(Signature)

Founder & CEO
(Title)

03 / 16 / 2020
(Date)

EXHIBIT A – AUDIT REPORT

SOLUTIONS VENDING INTERNATIONAL, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

YEARS ENDED DECEMBER 31, 2018 AND 2017



To the Board of Directors of
Solutions Vending International, Inc.
Miami, Florida

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Solutions Vending International, Inc., which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solutions Vending International, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has negative cash flows from operations, has sustained net losses of $739,708 and $349,912 in the years ended December 31, 2018 and 2017, respectively, has an accumulated deficit of $1,232,859 as of December 31, 2018, holds no cash as of December 31, 2018, and has a working capital deficit of $628,039 as of December 31, 2018. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado
March 12, 2020

SOLUTIONS VENDING INTERNATIONAL, INC.

BALANCE SHEETS

	December 31,	
	2018	2017
ASSETS		
Current assets:		
Cash and cash equivalents	$ -	$ 278,168
Total assets	$ -	$ 278,168
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Bank overdraft	$ 400	$ -
Accounts payable	25,549	11,239
Accrued expenses and other current liabilities	262,090	26,623
Promissory notes payable	30,000	30,000
Convertible promissory notes payable, current portion	310,000	-
Total current liabilities	628,039	67,862
Convertible promissory notes payable	150,000	425,000
Future equity obligations	-	66,692
Total liabilities	778,039	559,554
Commitments and contingencies (Note 10)		
Stockholders' equity (deficit):		
Class A common stock, $0.0001 par value; 300,000,000 shares designated as of December 31, 2018 and 2017, 12,070,317 and 10,731,000 shares issued and outstanding as of December 31, 2018 and 2017, respecively	1,207	1,073
Class B common stock, $0.0001 par value; 200,000,000 shares designated as of December 31, 2018 and 2017, 20,000,000 and 25,000,000 shares issued and outstanding as of December 31, 2018 and 2018, respectively	2,000	2,500
Additional paid-in capital	451,613	208,192
Accumulated deficit	(1,232,859)	(493,151)
Total stockholders' equity (deficit)	(778,039)	(281,386)
Total liabilities and stockholders' equity (deficit)	$ -	$ 278,168

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,			
	2018		**2017**	
Net revenue	$	-	$	-
Cost of net revenue		-		-
Gross profit		-		-
Operating expenses:				
Research and development		218,170		98,007
Sales and marketing		48,952		11,229
General and administrative		443,923		216,419
Total operating expenses		711,045		325,655
Loss from operations		(711,045)		(325,655)
Other income (expense):				
Interest expense		(28,663)		(7,619)
Other expenses		-		(16,638)
Total other income (expense), net		(28,663)		(24,257)
Provision for income taxes		-		-
Net loss	$	(739,708)	$	(349,912)
Weighted average common shares outstanding - basic and diluted		35,480,824		32,577,371
Net loss per common share - basic and diluted	$	(0.02)	$	(0.01)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Class A Membership Units		Class B Membership Units		Class A Common Stock		Class B Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Units	Amount	Units	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balances at December 31, 2016	96	$ 45,510	46	$ 45,510	-	$ -	-	$ -	$ 1,185	$ (143,239)	$ (51,034)
Effect of the conversion (Note 6)	(96)	(45,510)	(46)	(45,510)	4,753,000	475	25,000,000	2,500	88,045	-	-
Issuance of common shares pursuant to stock purchase agreements	-	-	-	-	5,215,000	522	-	-	49,479	-	50,001
Issuance of common shares in connection with converible promissory note agreement	-	-	-	-	460,000	46	-	-	4,104	-	4,150
Issuance of restricted common shares	-	-	-	-	303,000	30	-	-	2,891	-	2,921
Issuance of equity interest warrant	-	-	-	-	-	-	-	-	62,488	-	62,488
Net loss	-	-	-	-	-	-	-	-	-	(349,912)	(349,912)
Balances at December 31, 2017	-	-	-	-	10,731,000	1,073	25,000,000	2,500	208,192	(493,151)	(281,386)
Common stock donations	-	-	-	-	(1,380,000)	(138)	(5,000,000)	(500)	-	-	(638)
Conversion of SAFE and convertible promissory note agreements	-	-	-	-	1,810,000	181	-	-	233,510	-	233,691
Common shares issued for services	-	-	-	-	706,317	71	-	-	6,302		6,373
Issuance of restricted common shares	-	-	-	-	203,000	20	-	-	3,609	-	3,629
Net loss	-	-	-	-	-	-	-	-	-	(739,708)	(739,708)
Balances at December 31, 2018	-	$ -	-	$ -	12,070,317	$ 1,207	20,000,000	$ 2,000	$ 451,613	$ (1,232,859)	$ (778,039)

See Independent Auditors' Report, and accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2018	**2017**
Cash flows from operating activities:		
Net loss	$ (739,708)	$ (349,912)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation expense	10,002	2,921
Financing related costs pursuant to debt and equity transactions	-	16,638
Changes in operating assets and liabilities:		
Bank overdraft	400	-
Accounts payable	13,672	7,795
Accrued expenses and other current liabilities	242,466	9,297
Net cash used in operating activities	(473,168)	(313,261)
Cash flows from financing activities:		
Proceeds from convertible promissory note agreements	195,000	425,000
Proceeds from future equity obligations	-	60,000
Procees from issuance of common shares	-	50,001
Proceeds from issuance of warrant	-	50,000
Net cash provided by financing activities	195,000	585,001
Net increase (decrease) in cash and cash equivalents	(278,168)	271,740
Cash and cash equivalents at beginning of year	278,168	6,428
Cash and cash equivalents (bank overdraft) at end of year	$ -	$ 278,168
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -
Supplemental disclosure of non-cash financing activities:		
Conversion of refund liability to SAFE agreement	$ -	$ 6,692
Conversion of SAFE agreements into common stock	$ 66,692	$ -
Conversion of convertible notes payable and accrued interest into common stock	$ 166,999	$ -
Common stock donations	$ 638	$ -

See Independent Auditors' Report, and accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Shoe Vending International, LLC (the "Company") was a limited liability company organized under the laws of Ohio on October 1, 2012. On March 7, 2017, the Company converted to a Delaware corporation under the name Solutions Vending International, Inc. (refer to Note 6) doing business as Popcom ("Popcom"). The Company is an automated retail technology company providing software and hardware solutions for self-service retailers. The Company is headquartered in Miami, Florida.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $739,708 and $349,912 for the years ended December 31, 2018 and 2017, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2018 and 2017. As of December 31, 2018, the Company had an accumulated deficit of $1,232,859, held no cash and had a working capital deficit of $628,039. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Stock Split

On November 8, 2018, the Company effected a 5,000-for-1 forward stock split (50,000-for-1 forward split, and 10-for-1 reverse split netting to 5,000-for-1 forward split) of its authorized, designated, issued and outstanding common shares. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2018 and 2017, all of the Company's cash and cash equivalents were held at two accredited financial institutions. As of December 31, 2017, the Company had cash of $28,037 in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2018 and 2017 amounted to approximately $6,700 and $800, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply products for research and development. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

SOLUTIONS VENDING INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company measures stock-based compensation based on the fair value of its common stock on the date of the agreement. The Company uses the Black-Scholes option-pricing model to determine the fair value of warrants.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes.* Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2018 and 2017, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2018 and 2017 are as follows:

| | Year Ended December 31, | |
	2018	2017
Convertible promissory notes*	5,040,711	6,127,002
Warrants**	668,688	716,659
Total potentially dilutive shares	5,709,399	6,843,661

*Convertible notes' potential shares are calculated based on principal and accrued interest, Compnay's capitalization, applicable valuation cap and applied at the 20% discount per the note agreements. Represents the amount of shares converted into in 2019. See Note 5 for more information.

**Warrants' potential shares are calulcated based on the potential shares of the investor's convertible note. See Note 7 for more information.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842).* This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07")*. ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company is in process of assessing the impact of the adoption of ASU 2018-07 on the financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES**

Accrued expenses and other current liabilities consist of the following:

	December 31,	
	2018	2017
Accrued personnel costs	$ 65,735	$ 7,633
Accrued professional and consulting fees	122,500	-
Accrued interest	33,155	11,490
Refund liability	33,200	7,500
Customer deposits	7,500	-
	$ 262,090	$ 26,623

5. **DEBT**

Promissory Notes Payable

In 2013, the Company issued two unsecured promissory notes for an aggregate principal amount of $30,000. The notes bear interest at 5% per annum. The notes are payable on demand and the entire principal was outstanding as of December 31, 2018 and 2017. Both notes matured in 2013 and were in default as of December 31, 2018 and 2017. Accrued interest payable on these notes were $8,563 and $7,063 as of December 31, 2018 and 2017, respectively.

Convertible Promissory Notes Payable

From July to December 2017, the Company issued five convertible promissory notes ("2017 Notes") for an aggregate principal amount of $425,000. The notes are subject to automatic conversion upon a qualified equity financing in excess of $250,000 (excluding the conversion of the notes or other convertible securities including Simple Agreements for Future Equity ("SAFE")). Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the lesser of (i) 80% of the price paid per share for such shares, or (ii) the price (the "valuation cap") equal to the quotient of $3,000,000 divided by the dilutive common shares outstanding (assuming full conversion and/or exercise of all convertible and/or exercisable securities then outstanding including the Company's shares reserved for future issuance under the Company's equity incentive plans, but excluding SAFE agreements). In the event that a qualified equity financing does not occur prior to the notes' respective maturity dates, the notes are convertible into shares of the Company's common stock at conversion price equal to the quotient of $2,000,000 divided by the dilutive common shares outstanding (excluding SAFEs). Upon a sale of the Company, the Company will pay the holder the greater of a) the principal and accrued interest, or b) the amount the holder would be entitled to receive if the note had converted into shares of common stock at a conversion price equal to the quotient of $2,000,000 divided by the dilutive common shares outstanding. The 2017 Notes have a 2-year term maturing in 2019. The notes bear interest at 5% per annum and accrued interest payable on these notes were $17,600 and $4,427 as of December 31, 2018 and 2017, respectively.

From March to September 2018, the Company issued three convertible promissory notes ("2018 Notes") for an aggregate principal amount of $195,000. The 2018 Notes are subject to the same conversion provisions as the 2017 Notes, however, one note with a principal amount of $50,000 is subject to a $4,000,000 valuation cap. The 2018 Notes have a 2-year term maturing in 2020. The notes bear interest from 5% - 8% per annum and accrued interest payable on these notes were $6,992 as of December 31, 2018.

During the year ended December 31, 2018, the Company converted $160,000 in principal amounts, plus accrued interest, into 1,515,000 shares of common stock. The notes were converted under the terms of the amended conversion agreements.

Future Equity Obligations

From late 2016 through October 2017, the Company entered into four SAFE agreements for an aggregate purchase amount of $66,692, including a 2016 refund liability of $6,692 which was converted into a SAFE in 2017. The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation cap of $3,000,000. If there is a preferred equity financing before the instrument expires or is terminated, the Company will automatically issue to the investors a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Conversion Price. The Conversion Price is equivalent to a) the Safe Price, defined as the valuation cap divided by the number of dilutive shares outstanding, or b) the Discount Price, which is the price per share of the Standard Preferred Stock sold multiplied by the discount rate of 80%; whichever calculation results in a greater number of shares of Safe Preferred Stock.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the Liquidity Price ($3,000,000 valuation cap dividend by the number of dilutive shares outstanding), if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holders of the SAFE agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company's capital stock.

During the year ended December 31, 2018, all SAFE agreements were converted into 295,000 shares of common stock under the amended conversion agreements.

6. STOCKHOLDERS' EQUITY

Limited Liability Company to Corporation Conversion

As of December 31, 2016, the Company had 96 Class A and 46 Class B membership units outstanding for total members' contributed capital of $91,020. Upon the conversion to a corporation on March 7, 2017, the membership units were converted to 4,753,000 Class A and 25,000,000 Class B common shares, respectively, and $88,045 in additional paid-in capital.

Common Stock

As of December 31, 2018, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 500,000,000 shares of common stock, $0.0001 par value, of which 300,000,000 shares are designated as Class A common stock and 200,000,000 shares are designated as Class B common stock after various amendments in 2017 and 2018.

The Class A common stock have no voting rights. Each holder of Class B common stock will be entitled to one vote for each share of Class B common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held.

During the year ended December 31, 2017, the Company issued 5,215,000 shares of Class A common stock for an aggregate amount of $50,001. Two investors have certain anti-dilution protection rights up until and including when the Company raises $250,000 in a qualified financing, protecting their fully diluted interests of 6% and 8.5%.

In November 2017, the Company issued an additional 460,000 shares of Class A common stock to a noteholder in order to maintain its previous ownership percentage upon potential conversion. The fair value of the shares issued was $4,150 based on the price of common stock from the most recent share issuance. This amount is included in other expenses in the statements of operations.

In November 2018, three shareholders donated a total of 6,380,000 common shares, or 20% of their outstanding shares, back to the Company. No consideration was received or provided in relation to this transaction.

During the year ended December 31, 2018, the Company issued 706,317 shares of Class A common stock as compensation for services performed. Of the total fair value of $6,373, $3,383 was included in research and development expense and $2,990 was included in general and administrative expense in the statements of operations.

During the year ended December 31, 2018, the Company issued 1,810,000 shares of Class A common stock pursuant to conversion of SAFE and convertible promissory note agreements.

Restricted Common Stock

During the years ended December 31, 2018 and 2017, the Company granted 203,000 and 303,000 restricted shares of Class A common stock, respectively. The Company recorded stock-based compensation expense of $3,629 and $2,921 in the statements of operations for the years ended December 31, 2018 and 2017, respectively, utilizing the respective grant-date fair values of each share issuance. As of December 31, 2018 and 2017, 303,000 and 0 shares vested, respectively. Total unrecognized compensation cost related to non-vested restricted common stock amounted to $1,363 as of December 31, 2018.

7. **WARRANTS**

In December 2017, the Company issued a convertible promissory note to an investor for $50,000 (included in 2017 Notes per Note 5). The Company received an additional $50,000 from this investor pursuant to a grant agreement. Per the terms of the grant agreement, the grant was contingent on the execution of the promissory note agreement and a separate warrant agreement. The warrant agreement grants the investor a warrant to purchase up to an additional $50,000 of the fully diluted equity interests of the Company at a purchase price of $0.01 per share ("exercise price") for a term of ten years. The number of equity interests that the investor shall receive is equal to the number of shares which the related promissory note is convertible into (see Note 5 for related conversion terms on the promissory note, which based on the conversion of this note in 2019, was 668,688 shares).

Because the grant agreement and related cash consideration was connected to the warrant agreement, the Company accounted for it as a single transaction. The fair value of the warrant was determined to be $62,488 using the Black-Scholes option pricing model. The excess of the fair value over the cash consideration, $12,488, was included in other expenses in the statements of operations.

The Company used the following inputs in the Black-Scholes model:

Fair value of warrant per share (before 2018 stock split)	$	45.10
Exercise price (before 2018 stock split)	$	0.01
Risk-free interest rate		2.11%
Expected term (in years)		5.00
Expected volatility		50.00%
Expected dividend yield		0%

8. **INCOME TAXES**

As of December 31, 2018 and 2017, the Company had net deferred tax assets before valuation allowance of $225,605 and $116,028, respectively. The deferred tax assets were a result of the Company's net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2018 and 2017, cumulative losses through December 31, 2018, and no history of generating taxable income. Therefore, valuation allowances of $225,605 and $116,028 were recorded as of December 31, 2018 and 2017, respectively. During the years ended December 31, 2018 and 2017, deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21.0% and 34.0%, respectively. The effective rate is reduced to 0% for 2018 and 2017 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2018 and 2017, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $774,771 and $303,395, which may be carried forward and will expire between 2036 and 2038 in varying amounts.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change reduced the Company's net deferred tax assets by $139,661 at December 31, 2018. However, this change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2016-2018 tax years remain open to examination.

9. **RELATED PARTY TRANSACATIONS**

In 2013, the Company issued a promissory note of $15,000 to one of the founders. As of December 31, 2018, the principal and accrued interest are still outstanding (Note 5). The founder held both Class A and B membership units which were converted into shares of Class A common stock in 2017.

In 2018, the CEO donated 5,000,000 shares of Class B common stock back to the company. The other founder donated 910,000 shares of Class A common stock.

10. **COMMITMENTS AND CONTINGENCIES**

Lease Agreements

In January 2018, the Company entered into an operate lease for office space. The agreement is a month-by-month lease for monthly rent of $500.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

In January 2018, a former employee made claims against the Company in connection with his employment from February to July 2017. In February 2018, the parties entered into a settlement agreement and the Company paid $5,000 to the former employee. The lawsuit was later dismissed in August 2018 and the Company is not owed any other monies to the former employee.

The Company is currently in an open dispute with a former vendor over a 2017 services agreement. The maximum estimated exposure is $9,000 has not been recorded in the financial statements due to the uncertainty of the outcome.

11. SUBSEQUENT EVENTS

In February 2019, the Company issued 500,000 shares of restricted common stock to two advisors.

In April 2019, the Company completed a Regulation CF offering and issued an aggregate of 5,944,444 shares of Class A common stock for gross proceeds of $1,070,000. Concurrently with the Regulation CF offering, the Company converted the remaining outstanding convertible promissory notes into 5,040,711 shares of Class A common stock. Additionally, an existing investor was issued 119,100 shares of Class A common stock for no additional compensation due to anti-dilution protection terms.

In April 2019, the Company repaid a promissory note agreement with a principal amount of $15,000.

From April through June 2019, the Company issued 965,555 shares of Class A common stock pursuant to a private placement memorandum for gross proceeds of $185,000.

In June 2019, the Company converted $20,000 of accounts payable into 104,385 shares of Class A common stock.

In 2020, the Company entered into three convertible promissory notes for an aggregate principal amount of $30,000.

In January 2020, the Company amended and restated its certificate of incorporation to reduce the authorized number of common shares to 60,000,000 shares, of which 40,000,000 shares are designated as Class A common stock and 20,000,000 shares are designated as Class B common stock

Management has evaluated subsequent events through March 12, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.